

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2021

Tom Chesterman
Chief Financial Officer
SenesTech, Inc.
23460 N 19th Ave., Suite 110
Phoenix, AZ 85027

> **Re: SenesTech, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 19, 2021**
> **File No. 333-261227**

Dear Mr. Chesterman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chris Hall, Esq.